16014189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Main Street, Suite 2100
(No. and Street)

Kansas City	MO	64105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

700 West 47th Street, Suite 100	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Searancke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

London, England, 26th February 2016.

Before me:

[signature]
Notary Public

ANDREW NICHOLAS ROBINSON
Scrivener Notary of London, England
My Commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

[signature]
Signature

DIRECTOR
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' ~~or Sole~~ Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM
®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

700 West 47th Street, Suite 1100 ■ Kansas City, MO 64112
Main: 816.945.5600 ■ Fax: 816.897.1280 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

ABG, LLC

We have audited the accompanying statement of financial condition of ABG, LLC (previously ABG Securities, LLC) (Company) as of December 31, 2015, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABG, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of ABG, LLC financial statements. The supplemental information is the responsibility of ABG, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
February 26, 2016

ABG, LLC

Statement of Financial Condition
Year Ended December 31, 2015

ASSETS	
Cash	$ 44,875
TOTAL ASSETS	$ 44,875
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	-
TOTAL LIABILITIES	-
MEMBER'S EQUITY	44,875
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 44,875

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Operations
Year Ended December 31, 2015

REVENUE:	
Private placement fees	-
Total revenue	-
OPERATING EXPENSES:	
Office and other	2,248
Professional fees	168,487
Regulatory fees	5,882
Foreign currency loss	5,168
Insurance expense	3,774
Total expenses	185,559
NET LOSS	$ (185,559)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

ABG, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2015

MEMBER'S EQUITY, January 1, 2015	$ 21,142
Capital contributions	209,292
Net loss	(185,559)
MEMBER'S EQUITY, December 31, 2015	$ 44,875

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

ABG, LLC

Statement of Cash Flows
Year Ended December 31, 2015

OPERATING ACTIVITIES:	
Net loss	$ (185,559)
Adjustments to reconcile net loss to net cash provided by operating activities	
Expenses paid by related party	179,124
Foreign currency loss	5,168
Changes in operating assets and liabilities	
Increase in accounts receivable	-
Decrease in prepaid expenses	3,285
Decrease in accounts payable and accrued expenses	(3,000)
Net cash used by operating activities	(982)
INVESTING ACTIVITIES:	
Capital contributions	25,000
Net cash provided by investing activities	25,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	24,018
CASH AT BEGINNING OF YEAR	20,857
CASH AT END OF YEAR	$ 44,875
Supplemental Cash Flow Information:	
Noncash capital contributions from related party	$ 184,292

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
Year Ended December 31, 2015

1. Organization and Nature of Business

ABG, LLC (Company), formerly ABG, Securities, LLC, was formed January 22, 2013. The Company's name was changed from ABG Securities, LLC to ABG, LLC on July 7, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's only office is in Kansas City, Missouri.

On February 20, 2015, all of the outstanding equity of the Company was acquired by Firerush Ventures No. 3 LP (Firerush) (the 'Transaction'). The Company opted not to utilize push down accounting upon the change in control.

Prior to the Transaction the Company's primary source of revenue was intended to be commissions from selling securities in a merger or acquisition transaction, conducted by a related entity, Allied Business Group (Allied). The Company used a company under common ownership, Allied, for sourcing engagement opportunities and conducting the majority of the administrative and technical work required in its merger or acquisition transactions. The Company did not transact business of this nature prior to the Transaction. Subsequent to the Transaction the Company's primary source of business is intended to be the provision of consultancy services and the arranging of (bringing about) deals in investments and making arrangements with a view to transactions in investments.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Private placement fees, which represent fees for the placement of private securities, are paid upon the closing of a transaction, and are consequently, recorded when eamed. No such transactions were completed in 2015.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
Year Ended December 31, 2015

3. Expense Sharing Agreement

ABG, LLC entered into an agreement with its Parent Company, Firerush, LLC, to share various expenses incurred on behalf of the broker dealer. Firerush, LLC submitted to the Company a monthly expense allocation, which was recorded as a liability and then converted to capital each month prior to the filing of the monthly Focus Reports. All expenses incurred by the Company have been properly reflected in the Statement of Operations.

4. Related Party Transactions

Pursuant to a Services, Space Sharing and Expense Agreement (the "Agreement") with Firerush, the Company recognizes certain operating expenses based on the terms and conditions per the Agreement. The expenses allocated to the Company are those directly associated with the operations of the broker dealer. Operating expenses under this Agreement amounted to approximately $184,292 for the year ended December 31, 2015. Additionally, as described in the Agreement, such operating expenses for the Company by Firerush are treated as capital contributions to the Company.

5. Foreign Currency

Firerush incurs monthly expenses on behalf of the Company, which are passed down via the expense sharing agreement. In certain circumstances these expenses are incurred by Firerush during the course of the month and are passed down at month end utilizing a month end foreign currency exchange rate. During the course of 2015 business operations the total foreign currency impact to the Company was $5,168.

6. Net Capital Requirement

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and required the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the company had net capital and net capital requirements of $44,875 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.0%.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2016 and February 26, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

ABG, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2015

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	44,875
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		-
NET CAPITAL	$	44,875
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	39,875
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	39,875
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND POSSITION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(2)(i) of the rule.

ABG, L.L.C. Exemption Report

ABG, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

ABG, L.L.C.

I, Jason Searancke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Director

February 24, 2015

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

700 West 47th Street, Suite 1100 ■ Kansas City, MO 64112
Main: 816.945.5600 ■ Fax: 816.897.1280 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

ABG, LLC

We have reviewed management's statements, included in the accompanying ABG L.L.C. Exemption Report, in which (1) ABG, LLC (formerly ABG Securities, LLC) (Company) identified the following provision of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that ABG, LLC met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
February 26, 2016